UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Parks! America, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)

Geoff Gannon, Andrew Kuhn Focused Compounding Capital Management, LLC 3838 Oak Lawn Ave., Suite 1000 Dallas, TX 75219 (443) 775-1227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Focused Compounding Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,454,705
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
30,454,705
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,454,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.22%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON Focused Compounding Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,454,705
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
30,454,705
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,454,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.22%
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON Geoff Gannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,454,705
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,454,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,454,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.22%
14	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSON Andrew Kuhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,454,705
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,454,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,454,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.22%
14	TYPE OF REPORTING PERSON
IN

This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Focused Compounding Fund, LP on January 28, 2020, as amended by Amendment No. 1 filed with the SEC on December 15, 2023, as further amended by Amendment No. 2 filed with the SEC on December 22, 2023, as further amended by Amendment No. 3 filed with the SEC on January 10, 2024, as further amended by Amendment No. 4 filed with the SEC on January 30, 2024, and as further amended by Amendment No. 5 filed with the SEC on March 4, 2024 (together, the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Common Shares”), of Parks! America, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Shares purchased by Focused Compounding Fund, LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 30,454,705 Common Shares beneficially owned by Focused Compounding Fund, LP, Focused Compounding Capital Management, LLC, Geoff Gannon and Andrew Kuhn is $7,886,254, excluding brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Focused Compounding Fund, LP entered into a Stock Purchase Agreement, dated September 4, 2024, by and between Focused Compounding Fund, LP and Todd R. White, the Chief Financial Officer of the Company (the “Stock Purchase Agreement”), pursuant to which Focused Compounding Fund, LP purchased 1,344,555 Common Shares of the Company at $0.40 per share, for an aggregate purchase price of $537,822. The closing of the purchase pursuant to the Stock Purchase Agreement occurred on September 5, 2024.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as provided below:

(a)        The percentages used in the Schedule 13D are calculated based upon 75,726,851 Common Shares of the Company outstanding as of August 9, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024.

See rows (11) and (13) of the cover pages to the Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the reporting persons. The filing of the Schedule 13D shall not be deemed an admission that the reporting persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Company that it or he does not directly own. Each of the reporting persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       See rows (7) through (10) of the cover pages to the Schedule 13D for the number of Common Shares as to which each reporting person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       Other than the purchase by Focused Compounding Fund, LP of 1,344,555 Common Shares pursuant to the Stock Purchase Agreement as described in Item 4 above, the reporting persons have not entered into any transactions in the Common Shares of the Company during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Stock Purchase Agreement contained in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Stock Purchase Agreement, dated September 4, 2024, by and between Focused Compounding Fund, LP and Todd R. White.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2024

FOCUSED COMPOUNDING FUND, LP

By:	/s/ Andrew Kuhn
Name: Title:	Andrew Kuhn Managing Member of General Partner

FOCUSED COMPOUNDING CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew Kuhn
Name: Title:	Andrew Kuhn Managing Member

 /s/ Geoff Gannon

Geoff Gannon

/s/ Andrew Kuhn

Andrew Kuhn